As filed with the Securities and Exchange Commission on July 2, 1997
                                      Registration No. 333-______


            SECURITIES  AND   EXCHANGE COMMISSION
                     Washington, D.C. 20549
                       _________________

                            FORM S-3

                     REGISTRATION STATEMENT

                             Under

                   THE SECURITIES ACT OF 1933
                       _________________

                 NORTHERN BORDER PARTNERS, L.P.
     (Exact name of registrant as specified in its charter)

           Delaware                                93-1120873
  (State or other jurisdiction                  (I.R.S. Employer
of incorporation or organization)              Identification No.)
                       _________________

            1400 Smith Street, Houston, Texas 77002
                  Telephone No. (713) 853-6161
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                       _________________

                          A. H. Davis
                    NBP Services Corporation
                       1400 Smith Street
                      Houston, Texas 77002
                         (713) 853-6941
   (Name, address, including zip code, and telephone number,
           including area code, of agent for service)
                       _________________

      Approximate date of commencement of proposed  sale  to  the
public:   From  time  to time after the effective  date  of  this
Registration   Statement  as  determined  in  light   of   market
conditions and other factors.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                       _________________

                CALCULATION OF REGISTRATION FEE

                                              Proposed        Proposed
                                Amount        maximum          maximum         Amount of
 Title  of  each class of       to be      offering price     aggregate       registration
securities to be registered   registered     per share*     offering price*       fee


Common Units                   125,357          $29.00        $3,635,353       $1,102.00
                               Units

* Estimated solely for the purposes of calculating the registration fee (based on the average of the high and low prices of the Common Units as reported in the New York Stock Exchange composite transaction reporting system on June 27,
     1997).

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

           SUBJECT TO COMPLETION, DATED JULY 2, 1997

                 NORTHERN BORDER PARTNERS, L.P.

                      125,357 Common Units

             Representing Limited Partner Interests
                          _____________
    This Prospectus relates to up to 125,357 Common Units representing limited partner interests in Northern Border Partners, L.P., a Delaware limited partnership (the "Partnership"), which may be offered from time to time by certain unitholders named herein (the "Selling Unitholders").

    The Partnership has been advised that the Common Units being offered hereby may be sold from time to time by or on behalf of the Selling Unitholders in non-underwritten distributions on the New York Stock Exchange at prices prevailing on the New York Stock Exchange at the time of sale. The Partnership will not receive the proceeds of any such sale. See "Plan of Distribution."

    The Partnership's Common Units are listed on the New York
  Stock Exchange under the symbol "NBP".  On June 27, 1997, the last reported sales price of the Common Units on the New York
  Stock Exchange was $29.00 per Common Unit.
                         _____________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                         _____________

  The date of this Prospectus is July __, 1997.




Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in, or incorporated by reference in, this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Partnership or the Selling Unitholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Partnership since such date.

                      AVAILABLE INFORMATION

     The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the Commission: Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the site maintained by the Commission on the Internet World Wide Web at http://www.sec.gov. The Partnership's Common Units are listed on the New York Stock Exchange, and reports, proxy statements and other information concerning the Partnership can be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Partnership with the Commission under the Securities Act with respect to the Common Units offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Partnership and the Common Units offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by the Partnership (File No. 1-12202) pursuant to Section 13(a) of the
Exchange Act are incorporated herein by reference as of their respective dates:

          (a)  Annual Report on Form 10-K for the year ended
               December 31, 1996; and

          (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     Each document filed by the Partnership pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Units pursuant hereto shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Partnership will provide without charge to each person to whom a copy of this Prospectus is delivered, on the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Secretary Division, Northern Border Partners, L.P., at its principal executive offices, 1400 Smith Street, Houston, Texas 77002 (telephone: 713-853-6161).

                            BUSINESS

General

     Northern Border Partners, L.P. through a subsidiary limited partnership, Northern Border Intermediate Limited Partnership, collectively referred to herein as "Partnership", owns a 70% general partner interest in Northern Border Pipeline Company, a Texas general partnership ("Northern Border Pipeline"). The remaining general partner interests in Northern Border Pipeline are owned by TransCanada Border PipeLine Ltd. (6%) and TransCan Northern Ltd. (24%), both of which are wholly-owned subsidiaries of TransCanada PipeLines Limited ("TransCanada"). Northern Plains Natural Gas Company ("Northern Plains"), Pan Border Gas Company ("Pan Border") and Northwest Border Pipeline Company ("Northwest Border") serve as the General Partners of the Partnership. Northern Plains is a wholly-owned subsidiary of Enron Corp., Pan Border is a wholly-owned subsidiary of Duke Energy Corporation and Northwest Border is a wholly-owned subsidiary of The Williams Companies, Inc. The General Partners hold an aggregate 2% general partner interest in the Partnership. The General Partners also own in the aggregate an effective 24% subordinated limited partner interest ("Subordinated Units") in the Partnership. The combined general and limited partner interests in the Partnership of Northern Plains, Pan Border and Northwest Border are 13.0%, 8.5% and 4.5%, respectively.

     Northern Border Pipeline owns a 969-mile U.S. interstate pipeline system (the "Pipeline System") that transports natural gas from the Montana-Saskatchewan border near Port of Morgan, Montana, to interconnecting pipelines in the State of Iowa. The Pipeline System has pipeline access to natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan, as well as the Williston Basin in the United States. The Pipeline System also has access to production of synthetic gas from the Great Plains Coal Gasification Project in North Dakota.

     Management of Northern Border Pipeline is overseen by the Northern Border Management Committee, which is comprised of three representatives from the Partnership (one selected by each General Partner) and one representative from the TransCanada subsidiaries. The Pipeline System is operated by Northern Plains pursuant to an operating agreement. Northern Plains employs approximately 170 individuals to operate the Pipeline System. These employees are located at the operating headquarters in Omaha, Nebraska, and at locations along the pipeline route.

     Northern Border Pipeline's revenues are derived from agreements for the receipt and delivery of gas at points along the Pipeline System as specified in each shipper's individual transportation contract. Northern Border Pipeline transports gas for shippers under a tariff regulated by the Federal Energy Regulatory Commission ("FERC").

     As a result of acquisitions during 1996 and 1997, the Partnership has an ownership position of 71.75% in Black Mesa Pipeline Holdings, Inc. ("Black Mesa"). Black Mesa, through a wholly-owned subsidiary, owns a 273-mile, 18-inch diameter coal slurry pipeline (the "Black Mesa Pipeline") which originates at a coal mine in Kayenta, Arizona. The pipeline traverses westward through northern Arizona to the 1,500 megawatt Mohave Power Station located in Laughlin, Nevada. Black Mesa Pipeline is operated by Williams Technologies, Inc., a wholly-owned subsidiary of the Partnership which was acquired in May, 1997.

The Pipeline System

     The 822-mile portion of the Pipeline System from the Canadian border to Ventura, Iowa, was completed and placed in service in 1982. It was built to transport large quantities of natural gas through large diameter, high operating pressure pipe.

     At its northern end, the Pipeline System is connected to the Foothills Pipe Lines (Sask.) Ltd. system in Canada, which in turn is connected to the gathering systems of NOVA Gas Transmission Ltd. in Alberta and of Transgas Limited in Saskatchewan. The Pipeline System also connects with the facilities of Williston Basin Interstate Pipeline at Glen Ullin and Buford, North Dakota, facilities of Amerada Hess Corporation at Watford City, North Dakota and facilities of Dakota Gasification Company at Hebron, North Dakota in the northern portion of the system. In the Pipeline System's southern portion, it interconnects with the pipeline facilities of an Enron subsidiary, Northern Natural Gas Company near Ventura, Iowa, and of Natural Gas Pipeline Company of America ("NGPL") near Harper, Iowa.

     There are seven existing compressor stations on the Pipeline System. Other facilities include three pipeline field offices and warehouses, five measurement stations and 39 microwave tower sites. There have been two expansions of the Pipeline System since it was placed in service in 1982. An additional compressor station was added in 1991 and an expansion and extension project was completed and placed in service on November 1, 1992. This 1992 project entailed the construction of four compressor stations and the acquisition of approximately 147 miles of a 30-inch diameter pipeline beginning at an interconnect with the original system near Ventura, Iowa and terminating near Harper, Iowa where it interconnects with the facilities of NGPL. As a result of the two expansions, the throughput capacity of the Pipeline System increased by 463 million cubic feet per day ("MMCFD") to 1,675 MMCFD.

Demand For Transportation Capacity

     Based upon existing contracts and capacity, 100% of the Pipeline System's firm capacity (at current compression) is contractually committed through October 2001. At the present time, 6% of the firm capacity (based on annual cost of service obligations) is contracted by interstate pipelines, 91% by producers/marketers, and 3% by local distribution companies
(LDCs).

     In 1996, approximately 87% of the natural gas transported by the Pipeline System was produced in the Western Canadian
Sedimentary Basin located in the provinces of Alberta, British
Columbia and Saskatchewan.  The Pipeline System's share of
Canadian gas exported to the United States was approximately 20% in 1995.

     Northern Border Pipeline is currently pursuing opportunities to further increase its capacity. On October 13, 1995, Northern Border Pipeline filed with the FERC its application, which amended the application previously filed on February 2, 1995, seeking a certificate of public convenience and necessity to extend and expand its existing system ("The Chicago Project"). The estimated cost of the facilities proposed to be constructed was approximately $800 million in 1995 dollars. New receipts into the Pipeline System are estimated to be 700 MMCFD with 648 MMCFD proposed to be transported through the pipeline extension and 516 MMCFD proposed to be delivered at Harper, Iowa for transport by NGPL on its pipeline. Northern Border Pipeline's filing included executed precedent agreements for the proposed capacity and support for "rolled in" ratemaking treatment which involves the determination that the rates and charges are based on all the facilities' costs combined with the existing facilities, and the proposed and contracted capacity.

     NGPL filed on October 18, 1995 a companion application with the FERC requesting authority to construct and operate certain facilities needed to increase its pipeline system capacity to accommodate the new deliveries at Harper, Iowa from Northern Border Pipeline.

     On August 1, 1996, the FERC issued orders which contained preliminary determinations favorable to Northern Border Pipeline and NGPL. The preliminary determinations found that The Chicago Project and NGPL's proposed facilities are required by the public convenience and necessity and Northern Border Pipeline's order authorizes the requested "rolled-in" ratemaking determination. The preliminary determinations contemplate issuance of a final order by the FERC, subject to completion of the environmental review. On September 4, 1996, Northern Border Pipeline filed an amendment to its application to reflect limited facility modifications which among other things, reduced environmental impacts and project costs. The facilities proposed to be constructed are as follows: (a) 224 miles of 36-inch pipeline from Harper, Iowa, to Manhattan, Illinois; (b) 19 miles of 30-inch pipeline from the end of the 36-inch pipeline to two interconnects with Peoples Gas Light and Coke; (c) 147 miles of 36-inch pipeline loop; and (d) addition of 303,500 horsepower of compression to eight new stations and five existing stations. With this amendment, The Chicago Project costs are expected to be approximately $793 million in 1995 dollars ($837 million as estimated with projected inflation), and subject to timely regulatory approvals, The Chicago Project is expected to be ready for service in November 1998.

     On June 6, 1997 the FERC issued a Notice of Availability of the final Environmental Impact Statement ("EIS") for The Chicago Project. The EIS found that The Chicago Project and related downstream facilities of NGPL would have limited adverse environmental impact and with the adoption of certain mitigative measures, would be an environmentally acceptable action. Northern Border Pipeline is now awaiting the issuance of a final order by the FERC.

FERC Regulation

     General

     Northern Border Pipeline is subject to extensive regulation by the FERC as a "natural gas company" under the Natural Gas Act (the "NGA"). Under the NGA and the Natural Gas Policy Act, the FERC has jurisdiction over Northern Border Pipeline with respect to virtually all aspects of its business, including transportation of gas, rates and charges, construction of new facilities, extension or abandonment of service and facilities, accounts and records, depreciation and amortization policies, the acquisition and disposition of facilities, the initiation and discontinuation of services, and certain other matters.

     Cost of Service Tariff

     Northern Border Pipeline's firm transportation shippers contract to pay for an allocable share of the Pipeline System's capacity. During any given month, all such shippers pay a uniform charge per dekatherm-mile of capacity contracted, calculated under a cost of service tariff. The shippers' obligations to pay their allocable share of the cost of service is not dependent upon the volumes actually shipped. Northern Border Pipeline may not charge or collect more than its cost of service pursuant to its tariff on file with the FERC.

     Northern Border Pipeline also provides interruptible transportation service. The maximum rate charged to interruptible shippers is calculated from cost of service estimate on the basis of contracted capacity. All revenue from the interruptible transportation service is credited back to the firm shippers' accounts.

     In November 1995, Northern Border Pipeline filed a rate case in compliance with its FERC tariff for the determination of its allowed equity rate of return. In this proceeding, Northern Border Pipeline proposed, among other items, to increase its allowed equity rate of return from 12.75% to 14.25%. After reaching a settlement accord with a majority of its shippers, on October 15, 1996, Northern Border Pipeline filed for FERC approval of a Stipulation and Agreement ("Stipulation") to settle its rate case. The Stipulation would allow Northern Border Pipeline to retain its 12.75% equity rate of return through September 30, 1996, and a 12% rate beginning October 1, 1996. In addition, the depreciation rates applied to Northern Border Pipeline's gross transmission plant would be reduced effective June 1, 1996, from 3.6% to 2.7%.

     Another issue addressed in the Stipulation was the allowance for income taxes. The FERC had previously ruled in a case involving Lakehead Pipe Line Company L.P. that an income tax allowance would not be allowed with respect to income attributable to the limited partnership interests held by individuals. During the rate case proceeding, Northern Border Pipeline filed testimony regarding what it believed to be the proper application of this FERC ruling to its circumstances. Under the Stipulation, in connection with the completion of The Chicago Project, Northern Border Pipeline would implement a new depreciation schedule with an extended depreciable life, a capital project cost containment mechanism and a $31 million settlement adjustment mechanism. The settlement adjustment mechanism would effectively reduce the allowed return on rate base. On November 19, 1996, the Stipulation was certified by an Administrative Law Judge to the FERC for review and approval. Northern Border Pipeline must receive FERC approval of the Stipulation before it can implement all of the filed for terms and any associated refunds.

                      SELLING UNITHOLDERS

     In May, 1997 the Partnership acquired from the Selling Unitholders all of the outstanding shares of Williams Technologies, Inc. in exchange for Common Units. The following table sets forth the name of each Selling Unitholder, the number of Common Units which may be regarded as beneficially owned by such Selling Unitholder, and the number of Common Units being offered hereby by such Selling Unitholder.

                               Number of Units     Number of Units
     Selling Unitholder       Beneficially Owned       Offered

     David R. Williams, Jr.
     Trustee of the David
     R. Williams, Jr. Trust
     dated 12/23/66                2,693                2,693

     Rachel K.W. Zebrowski        40,888               40,888

     Pauline W. Lampshire         40,888               40,888

     David R. Williams, III       40,888               40,888

     The Common Units being offered hereby are owned by the Selling Unitholders, who acquired them from the Partnership pursuant to transactions exempt from the registration requirements of the Securities Act.

                DESCRIPTION OF THE COMMON UNITS

     Generally, the Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and exercise the rights or privileges available to limited partners under the Amended and Restated Partnership Agreement of the Partnership. The Subordinated Units are a separate class of interests in the Partnership, and their rights to participate in distributions differ from those rights of the holders of Common Units.

     The primary objective of the Partnership is to generate cash from Partnership operations and to distribute Available Cash to its partners in the manner described herein. "Available Cash" generally means, with respect to any calendar quarter, the sum of all of the cash received by the Partnership from all sources, adjusted for cash disbursements and net changes to reserves.

     The Partnership Policy Committee's decisions regarding amounts to be placed in or released from reserves will have a direct impact on the amount of Available Cash because increases and decreases in reserves are taken into account in computing Available Cash. The Partnership Policy Committee may, in its reasonable discretion (subject to certain limits), determine the amounts to be placed in or released from reserves each quarter.

     Cash distributions will be characterized as either distributions of Cash from Operations or Cash from Interim Capital Transactions. This distinction affects the amounts distributed to Unitholders relative to the General Partners, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions.

     Cash from Operations generally refers to the cash balance of the Partnership on the date the Partnership commences operations, plus all cash generated by the operations of the Partnership's businesses (which consists primarily of cash distributions to the Partnership by Northern Border Pipeline attributable to operations of the Pipeline System), after deducting related cash expenditures, reserves, debt service and certain other items.

     For any given quarter, Available Cash will be distributed to the General Partners and to the holders of Common Units, and it may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, amounts distributed in prior quarters and other factors discussed below.

     The Partnership will make distributions to its partners with respect to each calendar quarter prior to liquidation of the Partnership in an amount equal to 100% of its Available Cash for such quarter. The distribution of Available Cash that constitutes Cash from Operations with respect to each calendar quarter during the Subordination Period is subject to the rights of the holders of the Common Units to receive the Minimum Quarterly Distribution ($0.55 per Unit), plus any Common Unit Arrearages, prior to any distribution of Available Cash to holders of Subordinated Units with respect to such quarter. The terms "Subordination Period" and "Common Unit Arrearages" are defined in the Amended and Restated Agreement of Limited Partnership. Common Units will not accrue Common Unit Arrearages for any quarter after the Subordination Period, and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

     The Subordination Period extends from October 1, 1993 until
the Conversion Date.   The  "Conversion Date" is the date on
which the first of any one of the following occurs:

          the first day of any calendar quarter that occurs on or after January 1, 1999 and prior to January 1, 2004 and on which both of the following tests are met: (i) cumulative capital expenditures by the Partnership (directly or through its 70% interest in Northern Border Pipeline) subsequent to October 1, 1993 and prior to such day equal or exceed $248 million, and
          (ii) the Partnership has distributed the Minimum Quarterly Distribution on all Common Units and Subordinated Units for each of the eight consecutive calendar quarters immediately prior to such day;

          the first day of any calendar quarter that occurs on or after January 1, 2004 and on which the following tests are met: (i) cumulative capital expenditures by the Partnership (directly or through its 70% interest in Northern Border Pipeline) subsequent to October 1, 1993 and prior to such day equal or exceed $248 million and
          (ii) there are no Common Unit Arrearages; and

          the first day of any calendar quarter that occurs on or after January 1, 2004 and on which the following test is met: the Partnership has distributed the Minimum Quarterly Distribution on all Common Units and Subordinated Units for each of the 20 consecutive calendar quarters immediately prior to such day.

     In addition, the Partnership Agreement contains provisions intended to discourage a person or group from attempting to remove the General Partners as general partners of the Partnership or otherwise change management of the Partnership. Among them is a provision that if a General Partner is removed other than for cause the Subordination Period will end.

     As of the end of the Subordination Period, each Subordinated
Unit will convert into a Common Unit and will participate pro rata with other outstanding Common Units in all cash distributions on Common Units.

     The transfer agent and registrar for the Common Units is First Chicago Trust Company of New York.

                      PLAN OF DISTRIBUTION

     The Partnership has been advised that the Common Units being offered hereby may be sold by or on behalf of each of the Selling Unitholders in non-underwritten distributions on the New York Stock Exchange at prices prevailing on the New York Stock Exchange at the time of sale. The Partnership will not receive the proceeds of such sale.


                    VALIDITY OF COMMON UNITS

     The validity of the Common Units offered hereby will be passed upon for the Partnership by Vinson & Elkins, LLP.


                            EXPERTS

     The consolidated financial statements included in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto. The consolidated financial statements referred to above and such report have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

      TABLE OF CONTENTS

                          Page

          Prospectus

Available Information . . .  2
Incorporation of Certain
 Documents by Reference . .  3
Business  . . . . . . . . .  3
Selling Unitholders . . . .  7
Description of Common Units  8
Plan of Distribution  . . . 10         NORTHERN BORDER
                                        PARTNERS, L.P.
Validity of Common Units  . 11
Experts . . . . . . . . . . 11



                                          ________________

                                             PROSPECTUS
                                          ________________
     125,357 Common Units
     Representing Limited
       Partner Interests

                           PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth those expenses to be incurred by the Partnership in connection with the issuance and distribution of the securities being registered. Except for the Securities and Exchange Commission registration fee, all amounts shown are estimates.

     Filing Fee for Registration Statement      $  1,102.00
     Legal Fees and Expenses                    $  2,000.00
     Accounting Fees and Expenses               $  4,600.00
     Transfer Agent's Fees and Expenses         $      -
     Blue Sky Fees and Expenses                 $      -
     Miscellaneous                              $  5,400.00
     Total                                      $ 13,102.00

Item 15.  Indemnification of Officers, General Partners and
          Policy Committee Members.

     The Amended and Restated Agreement of Limited Partnership contains the following provisions relating to indemnification of Officers, General Partners and Partnership Policy Committee
Members:

     6.8  Indemnification.
     (a) To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, each General Partner, the members of the Partnership Policy Committee, any Departing Partner, any Person who is or was an officer or director of the Partnership, a General Partner or any Departing Partner and all other Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as (i) a General Partner, a member of the Partnership Policy Committee, a Departing Partner or any of their Affiliates, (ii) an officer, director, employee, partner, agent or trustee of the Partnership, a General Partner, any Departing Partner or any of their Affiliates or (iii) a Person serving at the request of the Partnership in another entity in a similar capacity, provided, that in each case the Indemnitee acted in good faith and in a manner which such Indemnitee believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 6.8 shall be available to the General Partners with respect to their obligations incurred pursuant to the Indemnity Agreement, the Underwriting Agreement or the Conveyance Agreement (other than obligations incurred by the General Partners on behalf of the Partnership or the Intermediate Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 6.8 shall be made only out of the assets of the Partnership, it being agreed that the General Partners shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

     (b) To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 6.8(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 6.8.

     (c) The indemnification provided by this Section 6.8 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Units, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as (i) a General Partner, a member of the Partnership Policy Committee, a Departing Partner or an Affiliate thereof, (ii) an officer, director, employee, partner, agent or trustee of the Partnership, a General Partner, any Departing Partner or an Affiliate thereof or (iii) a Person serving at the request of the Partnership in another entity in a similar capacity, and as to actions in any other capacity (including, without limitation, any capacity under the underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

     (d) The Partnership may purchase and maintain (or reimburse the General Partners or their Affiliates for the cost
          of) insurance, on behalf of the General Partners, the members of the Partnership Policy Committee and such other Persons as the Partnership Policy Committee shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     (e) For purposes of this Section 6.8, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 6.8(a); and action taken or omitted by it with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

     (f)  In no event may an Indemnitee subject the Limited
          Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     (g) An Indemnitee shall not be denied indemnification in whole or in part under this Section 6.8 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     (h) The provisions of this Section 6.8 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

     (i)  No amendment, modification or repeal of this Section
          6.8 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligation of the Partnership to indemnity any such Indemnitee under and in accordance with the provisions of this Section 6.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Item 16.  Exhibits.

      *3     -  Form of Amended and Restated Agreement
                of Limited Partnership of Northern Border
                Partners, L.P. (Exhibit 3.1 to the Partnership's
                Form S-1 Registration Statement, Registration No.
                33-66158 ("Form S-1")).

       5      - Form of Opinion of Vinson & Elkins, LLP,
                as to the validity of the Common Units.

     *10(a)   - Form of Amended and Restated Agreement of
                Limited Partnership of Northern Border
                Intermediate Limited Partnership (Exhibit 10.1 to
                Form S-1).

     *10(b)   - Northern Border Pipeline Company General
                Partnership Agreement between Northern Plains Natural Gas Company, Northwest Border Pipeline Company, Pan Border Gas Company, TransCanada Border PipeLine Ltd. and TransCan Northern Ltd., effective March 9, 1978, as amended (Exhibit 10.2 to Form S-1).

      23(a)   - Consent of Arthur Andersen LLP.

      23(b)   - The consent of Vinson & Elkins, LLP, is
                contained in its form of opinion filed as Exhibit
                5 hereto.

_______________
     * Incorporated by reference as indicated.

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement:

          (i)  To include any prospectus required in Section
               10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Partnership pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Partnership's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, on this 2nd day of July 1997.


                              NORTHERN BORDER PARTNERS, L.P.
                              (A Delaware Limited Partnership)


                              By: LARRY L. DEROIN
                                  Larry L. DeRoin
                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or amendment has been signed by the following persons in the capacities indicated and on the 2nd day of July 1997.

          Signature                     Title


      LARRY L. DEROIN         Chief Executive Officer
      Larry L. DeRoin          and Chairman of the Partnership
                               Policy Committee
                              (Principal Executive Officer)



      GEORGE L. MAZANEC       Member of Partnership
      George L. Mazanec        Policy Committee



      BRIAN E. O'NEILL        Member of Partnership
      Brian E. O'Neill         Policy Committee


      JERRY L. PETERS         Chief Financial and
      Jerry L. Peters          Accounting Officer

                     INDEX TO EXHIBITS


Exhibit Number           Description

      *3     -  Form of Amended and Restated Agreement
                of Limited Partnership of Northern Border
                Partners, L.P. (Exhibit 3.1 to the Partnership's
                Form S-1 Registration Statement, Registration No.
                33-66158 ("Form S-1")).

       5      - Form of Opinion of Vinson & Elkins, LLP,
                as to the validity of the Common Units.

     *10(a)   - Form of Amended and Restated Agreement of
                Limited Partnership of Northern Border
                Intermediate Limited Partnership (Exhibit 10.1 to
                Form S-1).

     *10(b)   - Northern Border Pipeline Company General
                Partnership Agreement between Northern Plains Natural Gas Company, Northwest Border Pipeline Company, Pan Border Gas Company, TransCanada Border PipeLine Ltd. and TransCan Northern Ltd., effective March 9, 1978, as amended (Exhibit 10.2 to Form S-1).

      23(a)   - Consent of Arthur Andersen LLP.

      23(b)   - The consent of Vinson & Elkins, LLP, is
                contained in its form of opinion filed as Exhibit
                5 hereto.

* Incorporated by reference.